25 Years
Apollo Hospitals
touching lives

RECEIVED
2008 DEC -5 A 11:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : October 30, 2008

Securities and Exchange Commission,
Division of Corporate Finance
Office of International Corporate Finance,
450 Fifth Street, N.W
Washington D.C.
20549 - 0302

SUPPL

Dear Sir,

Sub: Information submitted under Rule 12g3-2(b)
Board Meeting decisions

082-34893

Ref : Apollo Hospitals Enterprise Limited – File No. ~~82-3493~~

Further to our letter dated 15th October 2008, the Board of Directors at its meeting held on 30th October 2008 has taken the following decisions.

1. Approved the Unaudited financial results for the quarter/half year ended 30th September 2008 as per annexure enclosed. Copy of the Limited Review Report on the above results submitted by the Statutory Auditors of the Company is also enclosed.

2. Dropped the proposal of sub-division of each existing equity share of Rs.10/- each into 10 (Ten) equity shares of Re.1/- each.

Kindly take note of the same in your records.

[redacted]

Thanking you,

08006136

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

PROCESSED
DEC 09 2008
THOMSON REUTERS

12/8

IS/ISO 9001 : 2000

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old No. 8A), Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-23530535
3, Artsan Towers, II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, **Coimbatore - 641 045.** Tel. : 91-422-2319071

Tel. : 91-44-24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

Review Report to Board of Directors,
M/s. Apollo Hospitals Enterprise Limited

We have reviewed the accompanying statement of unaudited financial results of

Apollo Hospitals Enterprise Limited for the period ended 30th September, 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of directors/ committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Chennai
Date: 30/10/08

For.M/s S Viswanathan
Chartered Accountants

30/10/08

V C Krishnan
Partner
Membership No: 22167

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited (Provisional) Financial Results for the Quarter ended 30th September 2008

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended		Half year Ended		Year Ended
		Unaudited		Unaudited		Audited
		30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008
1	(a)Income from Services	36,483	28,093	69,390	53,075	112,381
	(b) Other Operating Income	-	-	-	-	-
	Total Income (a+b)	36,483	28,093	69,390	53,075	112,381
2	Expenditure					
	(a) Increase/Decrease in Stock in trade				-	-
	(b) Material consumption	19,131	14,272	36,532	27,097	58,166
	(c) Employees Cost	5,213	4,129	10,043	7,615	16,848
	(d) Depreciation	1,064	892	2,042	1,725	3,675
	(e) Other expenditure	1,081	1,050	2,138	2,023	3,994
	(f) General Administrative Expenses	4,938	3,441	8,937	6,357	14,443
	(g) Selling and Distribution Expenses	411	310	618	704	1,381
	Total Expenditure	31,838	24,094	60,310	45,521	98,507
3	Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)	4,645	3,999	9,080	7,554	13,874
4	Other Income	548	77	935	1,040	2,625
5	Profit before Interest & Exceptional items (3 + 4)	5,193	4,076	10,015	8,594	16,499
6	Interest	666	521	1,066	868	1,990
7	Profit after Interest but before Exceptional items (5-6)	4,527	3,555	8,949	7,726	14,509
8	Exceptional items	-	-	-	-	-
9	Profit (+) / Loss (-) from Ordinary Activities before tax (7+8)	4,527	3,555	8,949	7,726	14,509
10	Provision for Taxation					
	Current	1,301	1,155	2,687	2,205	3,811
	Previous	-	-	-	-	133
	Deferred	161	13	221	103	190
	Fringe Benefit tax	52	29	101	63	200
11	Net Profit(+)/Loss(-) from Ordinary Activities after tax (9-10)	3,013	2,358	5,940	5,355	10,175
12	Extraordinary item (net of tax)	-	-	-	-	-
13	Net Profit (+) / Loss (-) for the period (11-12)	3,013	2,358	5,940	5,355	10,175
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,023	5,164	6,023	5,164	5,868
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					117,935
16	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*5.08	*4.57	*10.06	*10.39	18.61
	Diluted	*4.88	*4.44	*9.61	*10.08	17.88
	After Extraordinary Item					
	Basic	*5.08	*4.57	*10.06	*10.39	18.61
	Diluted	*4.88	*4.44	*9.61	*10.08	17.88
17	Total Public Shareholding (**)					
	(a) Number of Shares	36,518,161	30,628,442	36,518,161	30,628,442	37,705,561
	(b) Percentage of Shareholding	60.63	59.31	60.63	59.31	64.25

* Not Annualised

** Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai
Date : 30th October 2008

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY
Executive Director-Finance

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th September 2008

(Rs.in Lakhs)

Particulars	Quarter Ended		Half year Ended		Year Ended
	Unaudited		Unaudited		Audited
	30.09.2008	30.09.2007	30.09.2008	30.09.2007	31.03.2008
1.Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	29,394	23,366	54,549	44,395	92,188
b) Pharmacy	8,093	4,727	14,848	8,680	20,205
c) Others	548	77	935	1,040	2,625
SUB - TOTAL	37,035	28,170	70,332	54,115	115,018
Less : Intersegmental Revenue	4	-	7	–	12
Net Sales / Income from Operations	37,031	28,170	70,325	54,115	115,006
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	4,995	4,161	9,887	7,706	14,755
b) Pharmacy	(350)	(162)	(807)	(152)	(881)
c) Others	548	77	935	1,040	2,625
	-	-	-	-	-
SUB - TOTAL	5,193	4,076	10,015	8,594	16,499
Less : (i)Interest (Net)	666	521	1,066	868	1,990
(ii)Other un-allocable expenditure net of un-allocable income		--		--	--
Profit Before Tax	4,527	3,555	8,949	7,726	14,509
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	112,112	78,968	112,112	78,968	93,215
b) Pharmacy	12,633	6,110	12,633	6,110	8,821
c) Others	51,573	17,470	51,573	17,470	52,301
TOTAL	176,318	102,548	176,318	102,548	154,337

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 30th October 2008. Limited review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors.

2 During the quarter , the Company has allotted 15.50 lakhs equity shares of Rs.10/- each at a price of Rs.442.55 per share (including premium of Rs.432.55 per share) to Ms.Sangita Reddy, one of the promoters of the Company . Consequent to the allotment, the paid up equity share capital of the Company has been increased to Rs. 6023.57 lakhs from Rs. 5868.57 lakhs.

3 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th September, 2008

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2008	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 30.09.2008
Nil	54	54	Nil

4 Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

Date: November 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b).
Unaudited Financial Results for the quarter
Ended 30th September 2008

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Further to our letter dated 30th October 2008, we have published the Unaudited financial results of the Company for the quarter ended 30th September 2008 in "The Economic Times" on 1st November 2008 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

1/11/2008
Economic Times.

Apollo Hospitals Enterprise Limited

25 Years Apollo Hospitals

Regd. Office : No.19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

Unaudited (Provisional) Financial Results for the Quarter ended 30th September 2008

(Rs. In Lakhs)

S No.	Particulars	Quarter Ended Unaudited 30.09.2008	Quarter Ended Unaudited 30.09.2007	Half year Ended Unaudited 30.09.2008	Half year Ended Unaudited 30.09.2007	Year Ended Audited 31.03.2008
1	(a) Income from Services	36,483	28,093	69,390	53,075	112,381
	(b) Other Operating Income	-	-	-	-	-
	Total Income (a+b)	36,483	28,093	69,390	53,075	112,381
2	**Expenditure**					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	19,131	14,272	36,532	27,097	58,166
	(c) Employees Cost	5,213	4,129	10,043	7,615	16,848
	(d) Depreciation	1,064	892	2,042	1,725	3,675
	(e) Other expenditure	1,081	1,050	2,138	2,023	3,994
	(f) General Administrative Expenses	4,938	3,441	8,937	6,357	14,443
	(g) Selling and Distribution Expenses	411	310	618	704	1,381
	Total Expenditure	31,838	24,094	60,310	45,521	98,507
3	Profit from Operations before Other Income, Interest & Exceptional items (1-2)	4,645	3,999	9,080	7,554	13,874
4	Other Income	548	77	935	1,040	2,625
5	Profit before Interest & Exceptional Items (3+4)	5,193	4,076	10,015	8,594	16,499
6	Interest	666	521	1,066	868	1,990
7	**Profit after Interest but before Exceptional Items (5-6)**	4,527	3,555	8,949	7,726	14,509
8	Exceptional items	-	-	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7+8)**	4,527	3,555	8,949	7,726	14,509
10	Provision for Taxation					
	Current	1,301	1,155	2,687	2,205	3,811
	Previous	-	-	-	-	133
	Deferred	161	13	221	103	-190
	Fringe Benefit tax	52	29	101	63	200
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9-10)**	3,013	2,358	5,940	5,355	10,175
12	Extraordinary Item (net of tax)	-	-	-	-	-
13	**Net Profit (+) /Loss (-) for the period (11-12)**	3,013	2,358	5,940	5,355	10,175
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,023	5,164	6,023	5,164	5,868
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					117,935
16	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*5.08	*4.57	*10.06	*10.39	18.61
	Diluted	*4.88	*4.44	*9.61	*10.08	17.88
	After Extraordinary Item					
	Basic	*5.08	*4.57	*10.06	*10.39	18.61
	Diluted	*4.88	*4.44	*9.61	*10.08	17.88
17	Total Public Shareholding (##)					
	(a) Number of Shares	36,518,161	30,628,442	36,518,161	30,628,442	37,705,561
	(b) Percentage of Shareholding	60.63	59.31	60.63	59.31	64.25

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th September 2008

(Rs. in Lakhs)

S No.	Particulars	Quarter Ended Unaudited 30.09.2008	Quarter Ended Unaudited 30.09.2007	Half year Ended Unaudited 30.09.2008	Half year Ended Unaudited 30.09.2007	Year Ended Audited 31.03.2008
1.	**Segment Revenue (Net Sales / Income from each segment)**					
	a) Healthcare Services	28,394	23,366	54,549	44,395	92,188
	b) Pharmacy	8,093	4,727	14,848	8,680	20,205
	c) Others	548	77	935	1,040	2,625
	SUB - TOTAL	37,035	28,170	70,332	54,115	115,018
	Less : Intersegmental Revenue	4	-	7	-	12
	Net Sales / Income from Operations	37,031	28,170	70,325	54,115	115,006
2.	**Segment Results (profit (+) / loss (-) before Tax & Interest from each segment)**					
	a) Healthcare Services	4,995	4,161	9,887	7,706	14,755
	b) Pharmacy	(350)	(162)	(807)	(152)	(881)
	c) Others	548	77	935	1,040	2,625
	SUB - TOTAL	5,193	4,076	10,015	8,594	16,499
	Less : (i) Interest (Net)	666	521	1,066	868	1,990
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Profit Before Tax	4,527	3,555	8,949	7,726	14,509
3.	**Capital Employed (Segment Assets-Segment Liabilities)**					
	a) Healthcare Services	112,112	78,968	112,112	78,968	93,215
	b) Pharmacy	12,633	6,110	12,633	6,110	8,821
	c) Others	51,573	17,470	51,573	17,470	52,301
	TOTAL	176,318	102,548	176,318	102,548	154,337

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 30th October 2008. Limited review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors.

2 During the quarter, the Company has allotted 15.50 lakhs equity shares of Rs.10/- each at a price of Rs.442.55 per share (including premium of Rs.432.55 per share) to Ms.Sangita Reddy, one of the promoters of the Company. Consequent to the allotment, the paid up equity share capital of the Company has been increased to Rs. 6023.57 lakhs from Rs. 5868.57 lakhs.

3 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th September, 2008

No. of Complaints (Nature of Complaints : Non receipt of Share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2008	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 30/09/2008
Nil.	54	54	Nil

4 Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD.

25 Years
Apollo Hospitals
touching lives

AHEL / SEC / SHARES / 2008

13th October 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Pursuant to clause 47(c) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

October 13, 2008

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 30th September 2008 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgment for transfer, transmission.

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
C.P. No. 1087

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

Apollo Hospitals
25 Years
touching lives

AHEL / SEC / SHARES / 2008

13th October 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th September 2008.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2008.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP   Quarter Ended : 30-Sep-2008

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	32	11,398,398	9,692,125	20.52	18.92
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	4	7,620,433	7,604,833	13.72	12.65
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**36**	**19,018,831**	**17,296,958**	**34.25**	**31.57**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	36	19,018,831	17,296,958	34.25	31.57

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	4	110,535	109,535	0.20	0.18
(b)	Financial Institutions / Banks	12	39,994	38,046	0.07	0.07
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.29	0.27
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	2	197,630	197,630	0.36	0.33
(f)	Foreign Institutional Investors	51	12,914,906	12,914,906	23.25	21.44
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
	Sub-Total (B)(1)	**70**	**13,424,919**	**13,421,971**	**24.17**	**22.29**
B 2	**Non-institutions**					
(a)	Bodies Corporate	537	4,093,781	4,073,829	7.37	6.80
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,543	4,094,863	2,260,699	7.37	6.80
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	11	188,806	118,481	0.34	0.31
(c)	Any Other (specify)					
(c-i)	Trusts	18	59,009	154	0.11	0.10
(c-ii)	Directors & their Relatives	10	59,103	59,053	0.11	0.10
(c-iii)	Market Maker	5	201	201	0.00	0.00
(c-iv)	Non Resident Indians	949	1,072,522	209,423	1.93	1.78
(c-v)	Overseas Corporate Bodies	3	144,771	129,339	0.26	0.24
(c-vi)	Clearing Member	59	8,936	8,936	0.02	0.01
(c-vii)	Hindu Undivided Familes	264	81,342	81,342	0.15	0.14
(c-viii)	Foreign Corporate Bodies	7	13,289,908	13,289,908	23.93	22.06
	Sub-Total (B)(2)	**28,406**	**23,093,242**	**20,231,365**	**41.58**	**38.34**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,476**	**36,518,161**	**33,653,336**	**65.75**	**60.63**
	TOTAL (A)+(B)	**28,512**	**55,536,992**	**50,950,294**	**100**	**92.20**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	4,698,710	4,698,710		7.80
	GRAND TOTAL (A)+(B)+(C)	28,513	60,235,702	55,649,004		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2008

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.00
2	Ms. Sucharitha P Reddy	1,370,837	2.28
3	Ms. Preetha Reddy	1,682,270	2.79
4	Ms. Suneeta Reddy	1,501,795	2.49
5	Ms. Shobana Khamineni	1,094,976	1.82
6	Ms. Sangita Reddy	2,486,254	4.13
7	Mr. Karthik Anand	110,300	0.18
8	Mr. Harshad Reddy	105,100	0.17
9	Ms. Sindhoori Reddy	258,200	0.43
10	Mr. Adithya Reddy	105,100	0.17
11	Ms. Upsana Kamineni	133,638	0.22
12	Mr. Puvansh Kamineni	106,100	0.18
13	Ms. Anushpala Kamineni	129,587	0.22
14	Mr. Anandith Reddy	115,100	0.19
15	Mr. Viswajith Reddy	111,150	0.18
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P Obul Reddy	9,000	0.01
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.31
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,599,233	12.62
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	19,018,831	31.57

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2008

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.70
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	9.13
3	The Bank of New York	4,698,710	7.80
4	Smallcap World Fund Inc	2,221,900	3.69
5	Apollo Sindhoori Capital Investments Ltd	2,175,911	3.61
6	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.40
7	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.45
8	Emerging Markets Growth Fund Inc	1,222,966	2.03
9	Smallcap World Fund Inc	1,053,100	1.75
10	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.66
11	Robeco Capital Growth Funds	963,200	1.60
12	Apollo Sindhoori Capital Investments Ltd	900,000	1.49
13	International Finance Corporation	642,000	1.07
	TOTAL	**30,945,780**	**51.37**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2008

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	Public	7,047,119	11.70
2	Ms. Sangita Reddy	Promoter	1,550,000	2.57
	TOTAL		8,597,119	14.27

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2008

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	4,698,710	4,698,710	7.80
	TOTAL	4,698,710	4,698,710	7.80

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2008

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,698,710	4,698,710	7.80
	TOTAL		4,698,710	7.80

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 30th September 2008

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	49 I		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	49 II		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	49 III	Yes	
IV Disclosures	49 IV		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2008-2009
(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2008-2009
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	49 V	Yes	shall be obtained at the end of the FY 2008-2009
VI Report on Corporate Governance	49 VI	Yes	shall be included in the Annual Report 2008-2009
VII Compliance	49 VII	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer

25 Years
Apollo Hospitals
touching lives

Date: October 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Notice for Board Meeting

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 30th October 2008 inter alia, to consider, approve the following :-

(i) unaudited financial results of the Company for the quarter/half year ended 30th September 2008 and the same shall be published on or before 1st November 2008.

(ii) Sub-division (Split) of equity shares of the Company and other matters connected therewith.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

END

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028